Shareholder meeting

On March 7, 2005, the Annual Meeting of the Fund was held to elect four Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 12,639,827 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes for each Trustee tabulated as follows:

                                                          WITHHELD
                                    FOR                   AUTHORITY
James F. Carlin                     12,410,128            229,277
William H. Cunningham               12,386,478            252,927
Richard P. Chapman Jr.              12,378,089            261,316
James A. Shepherdson                12,406,742            232,663

*Mr. James A. Shepherdson resigned effective July 15, 2005.

The preferred shareholders elected Patti McGill Peterson as a Trustee of the Fund until her successor is duly elected and qualified, with the votes tabulated as follows: 422 FOR, 0 AGAINST and 0 ABSTAINING.

The common and preferred shareholders also ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditors for the fiscal year ending September 30, 2005, with the votes tabulated as follows: 12,452,836 FOR, 79,986 AGAINST and 107,005 ABSTAINING.